Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2022

Financial Results

TAIPEI, Taiwan, July 29, 2022 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2022 unaudited financial results.

Comments from Management

In the second quarter of 2022, GigaMedia reported revenues of $1.36 million, with a gross profit $0.77 million, an operating loss of $0.84 million and the net loss of $1.13 million. Total revenues decreased by 11.8% if compared to the previous quarter.

The decrease in revenues was mainly as a result of a weaker consumer sentiment on entertainment, which was undermined by inflation, downturn in financial markets, and an unprecedented COVID-19 upsurge in Taiwan.

“The first half of 2022 had posed challenges for us,” said GigaMedia CEO James Huang, “nonetheless, we managed to minimize the adverse impacts to our business and continued making progress in improving our products and services.”

Second Quarter Overview

•

Operating revenues decreased by approximately 11.8% quarter-on-quarter, to $1.36 million from $1.55 million in last quarter, but increased by 11.3% year-over-year from $1.22 million the same period last year. The decrease from last quarter was mainly due to reduced consumer spending on entertainment amid a worsening economic environment.

•	Gross profit decreased by 14.1% to $0.77 million from $0.90 million in last quarter, and increased by 22.3% compared to $0.63 million in the same period last year.
•	The net asset value was $4.46 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q22 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q22	1Q22	Change (%)	2Q22	2Q21	Change (%)
Revenues	1,363	1,546	-11.84%	1,363	1,225	11.27%
Gross Profit	774	901	-14.10%	774	633	22.27%
Loss from Operations	(844)	(828)	NM	(844)	(1,079)	NM
Net Loss Attributable to GigaMedia	(1,131)	(1,099)	NM	(1,131)	(836)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.10)	(0.10)	NM	(0.10)	(0.08)	NM
EBITDA (A)	(1,190)	(1,154)	NM	(1,190)	(911)	NM
Cash, Cash Equivalent and Restricted Cash	39,631	40,534	-2.23%	39,631	43,650	-9.21%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•

Consolidated revenues for the second quarter of 2022 decreased by 11.8% quarter-on-quarter to $1.36 million from $1.55 million in last quarter, but increased by 11.3% year-over-year from $1.22 million the same period last year.

•	Consolidated gross profit was $0.77 million, decreased by 14.1% quarter-on-quarter but increased by 22.3% year-over-year.
•	Consolidated loss from operation of the second quarter of 2022 was a loss of $0.84 million, comparable to the operating loss in the first quarter.
•	Net loss in the second quarter of 2022 was $1.13 million, increased slightly from a net loss of $1.10 million in the first quarter.
•	Cash, cash equivalents and restricted cash at the end of the second quarter of 2022 amounted to $39.6 million, decreased by 2.2% from $40.5 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $39.6 million, or $3.59 per share, as of June 30, 2022.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 29, 2022. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2022, we will be committing ourselves to boosting the productivity of our products and services by enhancing customer loyalty to our platforms, and expanding customer base with effective marketing strategies,” stated GigaMedia CEO James Huang.

Meanwhile, our management continues exploring possibilities of expanding our business through strategic investments to create greater shareholder value. And the recent upheaval in the global capital market may exhibit a chance of acquiring quality assets at a discount, for which we will pursue promising investment opportunities prudently but boldly.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2022 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2022 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2022	03/31/2022	06/30/2021	06/30/2022	06/30/2021
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,363,287	1,545,575	1,224,749	2,908,862	2,671,025
Other revenues	—	—	—	—	—
	1,363,287	1,545,575	1,224,749	2,908,862	2,671,025
Operating costs
Cost of Digital entertainment service revenues	588,907	644,369	591,687	1,233,276	1,247,444
Cost of other revenues	—	—	—	—	—
	588,907	644,369	591,687	1,233,276	1,247,444
Gross profit	774,380	901,206	633,062	1,675,586	1,423,581
Operating expenses
Product development and engineering expenses	320,965	322,438	373,057	643,403	718,955
Selling and marketing expenses	376,899	435,205	376,914	812,104	773,947
General and administrative expenses	920,189	971,101	960,474	1,891,290	1,906,666
Other	712	226	2,103	938	4,703
	1,618,765	1,728,970	1,712,548	3,347,735	3,404,271
Income (loss) from operations	(844,385)	(827,764)	(1,079,486)	(1,672,149)	(1,980,690)
Non-operating income (expense)
Interest income	66,575	62,835	80,184	129,410	158,779
Foreign exchange (loss) gain - net	(380,540)	(339,131)	163,139	(719,671)	113,782
Changes in the fair value of an instrument recognized at fair value	11,138	—	—	11,138	—
Other - net	16,349	4,922	176	21,271	(2,633)
	(286,478)	(271,374)	243,499	(557,852)	269,928
(Loss) Income from continuing operations before income taxes	(1,130,863)	(1,099,138)	(835,987)	(2,230,001)	(1,710,762)
Income tax benefit (expense)	—	—	—	—	—
(Loss) Income from continuing operations	(1,130,863)	(1,099,138)	(835,987)	(2,230,001)	(1,710,762)
Net (loss) income	(1,130,863)	(1,099,138)	(835,987)	(2,230,001)	(1,710,762)
Less: Net loss attributable to noncontrolling interest	—	—	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(1,130,863)	(1,099,138)	(835,987)	(2,230,001)	(1,710,762)
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Earnings from continuing operations	(0.10)	(0.10)	(0.08)	(0.20)	(0.15)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.10)	(0.10)	(0.08)	(0.20)	(0.15)
Diluted:
(Loss) Earnings from continuing operations	(0.10)	(0.10)	(0.08)	(0.20)	(0.15)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.10)	(0.10)	(0.08)	(0.20)	(0.15)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	06/30/2022	03/31/2022	06/30/2021
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	39,317,946	40,221,362	43,350,182
Accounts receivable - net	192,716	245,742	282,780
Prepaid expenses	574,021	728,280	242,488
Restricted cash	312,746	312,772	300,000
Other receivables	42,222	21,143	52,422
Other current assets	144,983	151,560	154,622
Total current assets	40,584,634	41,680,859	44,382,494

Marketable securities - noncurrent	10,322,000	10,322,000	10,000,000
Property, plant & equipment - net	70,913	79,266	48,349
Intangible assets - net	6,718	9,166	9,625
Prepaid licensing and royalty fees	249,965	299,117	73,762
Other assets	2,155,254	2,322,368	2,586,685
Total assets	53,389,484	54,712,776	57,100,915

Liabilities and equity
Accounts payable	31,757	47,916	44,870
Accrued compensation	268,124	188,353	279,896
Accrued expenses	1,104,625	1,436,606	1,138,777
Unearned revenue	824,361	890,395	930,026
Other current liabilities	819,888	820,580	787,009
Total current liabilities	3,048,755	3,383,850	3,180,578
Other liabilities	1,064,777	1,262,455	1,636,271
Total liabilities	4,113,532	4,646,305	4,816,849
GigaMedia’s shareholders’ equity	49,275,952	50,066,471	52,284,066
Noncontrolling interest	—	—	—
Total equity	49,275,952	50,066,471	52,284,066
Total liabilities and equity	53,389,484	54,712,776	57,100,915

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2022	03/31/2022	06/30/2021	06/30/2022	06/30/2021
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(1,130,863)	(1,099,138)	(835,987)	(2,230,001)	(1,710,762)
Depreciation	5,472	5,764	2,920	11,236	4,822
Amortization	2,125	2,239	2,242	4,364	4,252
Interest income	(66,574)	(62,835)	(80,184)	(129,409)	(158,779)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(1,189,840)	(1,153,970)	(911,009)	(2,343,810)	(1,860,467)